Exhibit 99.289

Nextech AR Launches its Holoportation Technology in its

AiRShow Application

On March 26th tune in to Experience a LiveStream of its CEO,

Evan Gappelberg as a Human Hologram

Vancouver, B.C., Canada – March 26, 2021 – Nextech AR Solutions Corp. (“Nextech”) (OTCQB: NEXCF) (NEO: NTAR) (FSE: N29) is pleased to announce it will be LiveStreaming CEO, Evan Gappelberg, as a hologram into your home at 10:30 AM EST today. See details below.

Join us at 10:30AM EST

Beam CEO, Evan Gappelberg, into your home LIVE as he demonstrates our AiR Show livestream human hologram technology!

To participate in the livestream experience, please use the following steps:

1.	Download the AiR Show App on your mobile smartphone Apple App Store: https://apps.apple.com/us/app/air-show-t3d/id1506057681

Google Play Store: https://play.google.com/store/apps/details?id=com.Trick3d.AirShow&hl=en&gl=US

2.	At 10:30 AM EST, open the AiR Show app and enter the code: EGLIVE

3.	Follow the directions in the app. Scan your environment to place the livestream hologram of Evan into your space. Turn up the volume and enjoy the demonstration. We encourage you to take pictures and videos and share with the company and on social media.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company LiveStreaming its CEO are subject to known and unknown risks, uncertainties and other factors.  There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.